DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

May 24, 2002

Robert J. Ranum
Fredrikson & Byron, P.A.
1100 International Centre
900 Second Avenue South
Minneapolis, MN 55402-3397

Re: Winland Electronics, Inc.
Incoming letter dated April 4, 2002

Dear Mr. Ranum:

This is in response to your letter dated April 4, 2002 concerning the shareholder proposal submitted to Winland by Dyna Technology. We also have received a letter on the proponent's behalf dated April 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Dyna Technology, Inc.
c/o
Michael C. Karp
Blethen Gage & Krause
127 South Second Street
P.O. Box 3049
Mankato, MN 56002-3049

CRGH

FREDRIKSON & BYRON, P.A.
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April 4, 2002

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Winland Electronics, Inc., File No. 001-15637 – Omission of Shareholder Proposal

Ladies and Gentlemen:

This firm represents Winland Electronics, Inc. ("Winland"). Winland received a shareholder proposal from Dyna Technology, Inc. ("Dyna Technology") concerning cumulative voting for the election of Winland's directors (the "Proposal") for inclusion in Winland's proxy statement and form of proxy for Winland's 2002 annual meeting (the "Proxy Material"). We hereby request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if Winland omits the Proposal from the Proxy Material pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, based on Rule 14a-8(i)(4). Six (6) copies of the Proposal and of this letter, as well as copies of an article published in the Mankato Free Press on Wednesday, April 3, 2002, are included. We have provided copies of this letter with attachments to Dyna Technology and its counsel.

Timeliness of Winland's No-Action Request

We believe this request complies with the 80 day rule of Rule 14a-8(j)(1) because Winland has not yet filed its definitive proxy statement and form of proxy with the SEC and could, if necessary, avoid filing its definitive proxy materials within the next 80 calendar days. We request the Staff's permission, however, to file Winland's definitive proxy statement and form of proxy as soon as practicable following receipt of the Staff's response to this letter, even if the filing date is less than 80 calendar days after this letter is filed with the SEC. The Company's 2002 annual meeting of shareholders (the "2002 Annual Meeting") had been scheduled for May 14, 2002. Winland postponed the 2002 Annual Meeting, however, after receipt of the Proposal in order to have sufficient time to submit this letter and obtain the response of the Staff. Winland desires to proceed with its annual meeting as soon as possible following the Staff's determination regarding the issues raised in this letter.

In the past, Winland held its annual meetings in May or June of each year. In 2001, however, Winland deviated from its routine in order to accommodate Dyna Technology's request for a special meeting, and held a special meeting on August 21, 2001 (the "Special Meeting"), followed by the annual meeting on December 20, 2001 (the "2001 Annual Meeting"). In the definitive proxy statement for the 2001 Annual Meeting, filed on Schedule 14A on November 19, 2001, Winland announced that it anticipated returning to its traditional meeting schedule and holding its 2002 Annual Meeting in May or June 2002. Winland informed its shareholders that in that case, shareholder proposals would have to be submitted a reasonable time before the printing and mailing of Winland's proxy materials for the 2002 Annual Meeting.

In a press release dated March 18, 2002, Winland announced that it intended to hold its next annual meeting on May 14, 2002, and that it intended to mail the proxy statements for that meeting on April 5, 2002. On March 26, 2002, the Company received the Proposal.

Winland has deemed the receipt of the proposal to be timely under Rule 14a-8(e)(2). To allow for sufficient time for the Staff's review of this no-action request, Winland announced in a press release dated April 2, 2002 that the 2002 Annual Meeting will not take place on May 14, 2002, but will be rescheduled upon receipt of the Staff's response.

Exclusion of the Proposal under Rule 14a-8(i)(4)

The Proposal requests:

> "That the Board of Directors of Winland Electronics, Inc., take all necessary action, including all amendments necessary to the Bylaws of the Company, to implement cumulative voting in the election of directors. [...]"

The Proposal continues by explaining how cumulative voting works.

It is our opinion that Winland may omit the Proposal from its Proxy Material based on the special-interest exclusion under Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits a company to exclude a shareholder proposal from a company's proxy material "[i]f the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large." In Release No. 34-19135 from October 14, 1982, the Securities and Exchange Commission stated with regard to the predecessor of Rule 14a-8(i)(4), Rule 14-8(c)(4):

> "Rule 14a-8 is intended to provide security holders a means of communicating with other security holders on matters of interest to them as security holders. It is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large. [...]
>
> [...] a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4), if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest."

Based on these principles, the Staff permitted companies to exclude shareholder proposals from their proxy materials if past actions of the shareholder submitting the proposal showed that the proposal – even though it was presented in broad terms and apparently dealt with matters of general interest – was made to further special interests of the shareholder at issue. See *Phillips Petroleum Co. (March 12, 2001); Burlington Northern Santa Fe Corp. (Feb. 01, 2001).*

The Proposal is the most recent of several actions undertaken by Dyna Technology and its owner, Ralph Call, to gain control of or representation on Winland's board of directors.

On May 30, 2001, Winland received a demand from Dyna Technology for a special meeting of Winland's shareholders. This demand followed months of communications between Winland and Ralph Call, or between their respective legal counsel, regarding Mr. Call's criticism of Winland's management and board of directors and his demand that he and some other individuals nominated by him be appointed to the board. The events preceding the demand are summarized in Winland's definitive proxy statement for the special meeting filed on Schedule 14A on June 29, 2001. Dyna Technology's proposal for the special meeting was to simultaneously remove all incumbent directors from Winland's board of directors and to elect seven individuals nominated by Dyna Technology and its "Shareholders' Protective Committee". Both Winland and Dyna Technology's Shareholders' Protective Committee solicited proxies for the special meeting. At the special meeting, Dyna Technology's proposal was defeated because only 39% of Winland's outstanding common stock was voted in favor of the proposal, whereas 45% of Winland's outstanding stock was voted against the proposal.

For Winland's 2001 Annual Meeting, Dyna Technology and its Shareholders' Protective Committee solicited proxies for the election of two (2) nominees to Winland's board of directors in opposition to two of Winland's incumbent directors who were running for reelection. Dyna Technology's attempt to gain representation on the Company's board was again defeated. Neither of its nominees received the number of votes necessary to be elected to the board.

The Proposal is Dyna Technology's latest attempt to get a board seat for Ralph Call or one of his nominees and is designed to further Dyna Technology's, i.e. Ralph Call's, special interest and not the general interests of Winland's shareholders. Mr. Call himself describes the Proposal as such an attempt. The article "Winland again postpones its annual shareholders meeting" published in the Mankato Free Press on Wednesday, April 3, 2002 (copies of the article are included) includes the following statements:

> "Call said he wants the board of directors selected by cumulative voting so he will have a chance to get representation on the board. [...]
>
> 'We are, by far, the largest shareholder and we have no voice on the board,' Call said. 'This would allow someone like us to get representation.' "

An analysis of the amount of Winland common stock outstanding and the number of shares held by Winland's largest individual shareholders supports Mr. Call's statements and shows that Dyna Technology would be the primary beneficiary of cumulative voting for the election of directors to Winland's board. On March 22, 2002, 2,955,872 shares of Winland common stock were outstanding. Dyna Technology holds 404,800 of these shares and is Winland's largest individual shareholder, followed by Winland's former president, W. Kirk Hankins who together with his spouse beneficially owns 263,837 shares, and Winland's President and CEO, Lorin E. Krueger, who together with his spouse beneficially owns 247,354 shares.

Currently, Winland's board consists of five (5) directors who were elected at the 2001 Annual Meeting where they received the following vote totals: 1,885,115 (Mr. Krueger); 1,883, 915 (both R. Terren Dunlap and James L. Reissner), 1,179,620 (Thomas D. Petra) and 1,167,264 votes (S. Robert Dessalet). Had cumulative voting applied to this election, Dyna Technology would have been able to cast 2,024,000 votes for a single director and so would have been able to elect one director without the help of any other shareholder. As supporters of the incumbent board, Mr. Hankins and Mr. Krueger would likely have distributed their votes among management's nominees instead of casting them all for a single director. Therefore, Dyna Technology is the only Winland shareholder who can be expected to use cumulative voting for the purpose of electing a director without having to rely on any votes from any other shareholder.

The Proposal is designed to further the special interest of the proponent, Dyna Technology. We therefore believe that Winland should be permitted to omit the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(4). We request the Staff's confirmation that the Staff will not recommend enforcement action if Winland excludes the Proposal based on Rule 14a-8(i)(4).

Misleading Statements

Should the Staff not concur with our opinion that the Proposal may be completely omitted from the Proxy Material, we ask for confirmation that the Staff will not recommend enforcement action if Winland omits the first three paragraphs of the supporting statement of the Proposal and the chart included therein. Winland intends to exclude the first three paragraphs and the chart based on Rule 14a-8(i)(3) because they are misleading and violate Rule 14a-9. Winland will, however, include the paragraphs in question in the event Dyna Technology revises the paragraphs within seven days after receipt of the Staff's decision so that the statement is no longer false and misleading.

Misleading Reference to alleged Family Relationships and their Importance

The first paragraph of the supporting statement reads as follows:

"Shareholders who are not related to either Company management or the families of Lorin E. Krueger or W. Kirk Hankins are not fairly represented on the Board of Directors of the Company. The incumbent Board and past Boards of Directors have allowed shareholder value to deteriorate and have failed to hold Company management accountable for their lack of performance. Cumulative voting will enable outside shareholders to have a voice on the Board of Directors of the Company."

Dyna Technology's statements give the false impression that Winland's board and its management represent only the interests of shareholders who are related to Company's management or Winland's current or former CEO, and that without cumulative voting, the interests of "outside shareholders" will not be considered by Winland's board and its management. The interests of unaffiliated shareholders, however, have always been fairly represented by Winland's board which has consisted of a majority of outside directors for the last several years.

At the Company's 2000 annual meeting of shareholders, seven directors were elected to the board, only three of which - W. Kirk Hankins, Winland's former CEO; his son, Kirk P. Hankins, then Winland's Vice President of Marketing; and Lorin E. Krueger, then President and COO – were at the same time employees of the Company. The other directors were independent non-employee directors. In 2001, Winland's board and management initiated significant changes in the management of the Company to further enhance the representation of shareholder interests. In May 2001, W. Kirk Hankins retired from all his positions with the Company effective June 1, 2001. At the board's initiative, his son, Kirk P. Hankins, also resigned from his position as a director of the Company. The number of directors was reduced to a total of five, four of which are non-employee directors. The only director who is also a member of Winland's management is Mr. Krueger, the Company's President and CEO. All shareholders are thus effectively represented on the Company's Board of Directors.

In case the Staff does not concur that the entire Proposal may be omitted from the Proxy Material, we request confirmation that the Staff will not recommend any enforcement action if Winland omits the aforesaid paragraph from the supporting statement based on Rule 14a-8(i)(3) unless Dyna Technology revises the paragraph within seven days after receipt of the Staff's decision.

Misleading Comparison of the Company's Performance to the Dow Jones Average

If the Staff does not concur in our opinion that the entire Proposal may be omitted from the Proxy Materials based on Rule 14a-8(c)(4), Winland intends to exclude the chart included therein, the paragraph immediately preceding the chart and the paragraph immediately following the chart, based on Rule 14a-8(c)(3) because they are misleading.

It is misleading to compare the Company's past performance to the Dow Jones Industrial Average because Winland is much smaller than the companies included in the Dow Jones Industrial Average and is subject to greater risk and volatility. When Mr. Call purchased shares of Winland stock he should have known he was not buying the stock of a company listed in the Dow Jones Industrial Average. Fairness requires that Winland be compared to the performance of similar companies or an index of similar companies. Moreover, it is misleading to give the impression that cumulative voting would have changed the Company's performance. Such performance was rather affected by general economic factors such as the economic downturn during the last year, and Company specific factors such as the expenses Winland had to incur during the last year in order to fight the various attempts of Dyna Technology and Ralph Call to gain access to or control over Winland's board.

In case the Staff does not concur that the entire Proposal may be omitted from the Proxy Material, we request confirmation that the Staff will not recommend any enforcement action if Winland omits the aforesaid paragraphs and the chart from the supporting statement based on Rule 14a-8(i)(3) unless Dyna Technology revises this part of the supporting statement within seven days after receipt of the Staff's decision.

If the Staff has any questions regarding the subject matter of this letter, please call the undersigned at (612) 347 7067. Should the Staff disagree with our conclusions with respect to the Proposal, we request the opportunity to discuss the subject matter of this letter prior to issuance of the Staff's response.

Sincerely,

Robert K. Ranum

Robert K. Ranum

Enclosures

CC:
Lorin E. Krueger, Winland Electronics, Inc., 1950 Excel Drive, Mankato, MN 56001
Dyna Technology, Inc., 225 South Cordova Avenue, LeCenter, MN 56057
Michael C. Karp, Esq., Blethen Gage & Krause, 127 South Second Street, Mankato, MN 56002

2635620\3

Mankato Free Press
Wed, April 3, 2002

Winland again postpones its annual shareholders meeting

► Company says delay caused by proposal from dissident Ralph Call

By Dan Nienaber
Free Press Staff Writer

MANKATO — Winland Electronics announced Tuesday that its annual meeting will be delayed.

The delay is being blamed on Ralph Call, who also was blamed by Winland officials for a significant portion of the company's losses in 2001. With more than 10 percent of the company's stock, Call is Winland's largest shareholder. He also owns Winco, a privately owned manufacturing company, in Le Center.

Lorin Krueger, Winland president and chief executive officer, said Call requested the company add a question to its proxy statement for the meeting. Call wants shareholders to vote on having the company's board of directors elected by cumulative voting.

Krueger said Winland is seeking guidance from the Securities and Exchange Commission about the company's obligation to include Call's proposal in the proxy statement. The meeting, which had been set for May 14, will be rescheduled after Winland receives a response from the SEC.

"It's proxy season," Krueger said. "So it could be a couple weeks or it could be several weeks. We're at the mercy of the SEC."

Call said he wants the board of directors selected by cumulative voting so he will have a chance to get representation on the board. He said cumulative voting would allow him to assign all of his votes to one board candidate.

He said he owns about 400,000 shares in Winland, which has five members on its board of directors. The current Winland voting system gives him about 400,000 votes for each of the open seats. Cumulative voting would allow him to use all of his votes for one candidate. So, if there are five seats open, he would have up to about 2 million votes for one candidate, he said.

"We are, by far, the largest shareholder and we have no voice on the board," Call said. "This would allow someone like us to get representation."

Last year's annual meeting also was delayed. Call said Krueger and other company officials delayed the meeting to avoid his effort to elect new members to the board of directors. He requested a special August board election after the meeting was delayed though the summer.

Call failed to oust any of Winland's board members during that meeting, and failed again to get anyone elected to the board during the company's annual meeting in December.

In its annual report, Winland said it spent more than $277,000 battling Call's proxy takeover bids in 2001. The company reported a total net loss of $876,729 for the year.

Call said he still believes the company is being poorly managed because one family, led by W. Kirk Hankins, has too much control. Hankins is Winland's former chief executive officer. A severance package paid to Hankins when he resigned in May accounted for $205,591 of the expenses incurred by Winland in 2001.

There have been several changes at Winland since Call started his proxy challenges, Call said. The company's vice presidents are no longer provided company vehicles and some of the "entrenched" board members have been replaced, he said.

"I think they've only responded to the pressure we've put on them," Call said. "So I think we've saved them a lot more money than we've cost them."

TEAM LAW

BLETHEN GAGE & KRAUSE
A PROFESSIONAL LIMITED LIABILITY PARTNERSHIP
127 SOUTH SECOND STREET, P.O. BOX 3049
MANKATO, MINNESOTA 56002-3049
TEL 507/345-1166 FAX 507/345-8003
www.bgklaw.com

MICHAEL C. KARP
mkarp@bgklaw.com

BAILEY W. BLETHEN
RICHARD J. CORCORAN
RANDALL C. BERKLAND*
DAVID T. PETERSON
JAMES H. TURK*
MICHAEL C. KARP*
JULIA KETCHAM CORBETT
SILAS L. DANIELSON
MICHAEL P. JACOBS
ELIZABETH L. WEINANDT

KELTON GAGE
Retired
RAYMOND C. KRAUSE
Retired
SAMUEL B. WILSON
(1873-1954)
ARTHUR H. OGLE
(1916-1975)
WILLIAM C. BLETHEN
(1910-1998)

MEMBER, COMMERCIAL LAW AFFILIATES
PROVIDING LEGAL SERVICES WORLDWIDE

* BOARD CERTIFIED AS CIVIL TRIAL LAWYER
* LICENSED TO PRACTICE IN THE STATE OF IOWA
* REAL PROPERTY SPECIALIST

March 26, 2002

VIA HAND DELIVERY

ATTN: M. Loren Kruger, CEO
Winland Electronics, Inc.
1950 Excel Drive
Mankato, MN 56001

RE: Notice of Shareholder Proposal
Our File No. 9192/021

Dear Mr. Kruger:

Find enclosed an original and one copy of Dyna Technology's Notice of Shareholder Proposal.

Please acknowledge receipt of this document by signing the acknowledgment in the space indicated and returning the second copy to me.

Sincerely,

BLETHEN, GAGE & KRAUSE, PLLP

Michael C. Karp
FOR THE FIRM
MCK/sjh
Enclosure

cc: Robert K. Ranum (via fax w/enc.)
Ralph I. Call (w/enc.)

DYNA TECHNOLOGY, INC.
225 South Cordova Avenue
LeCenter, MN 56057

March 24, 2002

Winland Electronics, Inc.
Attn. Secretary
1950 Excel Drive
Mankato, MN 56001

Re: Notice of Shareholder Proposal

Dear Mr. or Madam Secretary:

Dyna Technology, Inc. hereby submits the following Shareholder Proposal for action at the Annual Meeting of Winland Electronics, Inc. on May 14, 2002:

Shareholder Proposal:

Dyna Technology, Inc., the holder of 404,800 shares of Winland Electronics, Inc. and having an address of 225 South Cordova Avenue, LeCenter, Minnesota 56057, hereby submits the following resolution for adoption by the shareholders of Winland Electronics, Inc. ("the Company") at its Annual Meeting on May 14, 2002:

> **RESOLVED**: That the Board of Directors of Winland Electronics, Inc., take all necessary action, including all amendments necessary to the Bylaws of the Company, to implement cumulative voting in the election of directors. Cumulative voting entitles each shareholder to cast as many votes in the election of directors as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, with the result that each shareholder may cast all of such votes for a single candidate, or any two or more of them as such shareholder may see fit.

Supporting Statement

Shareholders who are not related to either Company management or the families of Lorin E. Krueger or W. Kirk Hankins are not fairly represented on the Board of Directors of the Company. The incumbent Board and past Boards of Directors have allowed shareholder value to deteriorate and have failed to hold Company management accountable for their lack of performance. Cumulative voting will enable outside shareholders to have a voice on the Board of Directors of the Company.

The chart below compares the Company's total return to shareholders ("TRS") to the Dow Jones Industrial Average (the "Broad Market"). The chart demonstrates the difficulty the Company has had in relating its performance for its shareholders to the Broad Market:


5
4
3
2
1
0
DJIA
WEK
Jan
Jan
Jan
Jan
Jan
300 K
Volume
1998
1999
2000
2001
2002

Period : Mar-24-1997 - Mar-24-2002

For the five year period ending on March 22, 2002, the Company's TRS fell 68 %, while the Broad Market increased by 51%. The Company's underperformance for its shareholders has been a long-term problem. In terms of TRS, a $100 investment in the Company on March 24, 1997 would have lost $68.73 by March 22, 2002. That same $100 investment over the same period would have made $51.01 in the Broad Market.

It is respectfully submitted that it is in the best interest of the Company and its shareholders that the Board of Directors adopt cumulative voting in the election of directors as part of its program of corporate governance.

Provision for cumulative voting brings to the corporate system a means by which a significant group of stockholders, though in the minority, can elect candidates of its choice, adding diversity to the Board of Directors.

Please acknowledge receipt of this notice by signing the enclosed copy hereof in the place indicated below.

Very Truly Yours,

Dyna Technology, Inc.

By: ____________________
Ralph L. Call, President

State of Utah

ss

County of Cache

Ralph I. Call, having been first duly sworn according to law, deposes and states that he is the President of Dyna Technology, Inc. ("Dyna Technology"), that he is duly authorized on behalf of Dyna Technology to make the foregoing demands, designations, authorizations and representations contained in the foregoing Notice of Shareholder Proposal; that Dyna Technology, Inc. has held at least $2000.00 in value of Winland Electronics, Inc. stock for at least one year; that Dyna Technology, Inc. intends to continue to hold all of its shares in Winland Electronics, Inc. stock through the date of the Annual Meeting; and that the facts and statements contained herein are true and correct.

Dated this 25 day of March, 2002.

____
Ralph I. Call

SUBSCRIBED AND SWORN TO BEFORE ME, this 25 day of March, 2002.

____
Notary Public

NOTARY PUBLIC
BRENDA NELSON
15 SOUTH MAIN
PROVIDENCE, UT 84332
MY COMMISSION EXPIRES
AUGUST 25TH, 2004
STATE OF UTAH

RECEIPT ACKNOWLEDGED:

Receipt of a signed and notarized copy of this letter on the ___ day of March, 2002, is hereby acknowledged by:

Name: __________________________
Title: __________________________
Winland Electronics, Inc.

BLETHEN GAGE & KRAUSE
A PROFESSIONAL LIMITED LIABILITY PARTNERSHIP
127 SOUTH SECOND STREET, P.O. BOX 3049
MANKATO, MINNESOTA 56002-3049
TEL 507/345-1166 FAX 507/345-8003
www.bgklaw.com

BGK TEAM LAW

MICHAEL C. KARP
mkarp@bgklaw.com

April 8, 2002

VIA OVERNIGHT COURIER

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street Northwest
Washington, DC 20549

RE: Winland Electronics, Inc. No Action Request
Omission of Dyna Technology, Inc. Shareholder Proposal
Our File No. 9192/021

Ladies/Gentlemen:

This firm represents Dyna Technology, Inc. ("Dyna Technology"). On March 26, 2002, Dyna Technology submitted a Shareholder Proposal to Winland Electronics, Inc. ("Winland") proposing that the Board of Directors of Winland take all necessary action to implement cumulative voting in the election of Directors (the "Proposal") for inclusion in Winland's proxy statement for Winland's 2002 annual meeting (the "Proxy Material"). Winland has requested that the staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action if Winland omits the Proposal from the Proxy Material. Dyna Technology believes that the Proposal was properly submitted and that there is no basis to omit the Proposal from the Proxy Material.

Six copies of the proposal and of this letter are included. We have provided copies of this letter with attachments to Winland and its counsel.

Timeliness.

Winland has stated that it believes its request complies with the 80-day rule of Rule 14a-8(j)(1). For the purpose of this letter, Dyna Technology agrees that Winland has complied with the 80-day rule. By its letter to you dated April 4, 2002, Winland "has deemed the receipt of the proposal to be timely under Rule 14a-8(e)(2)". This letter will establish that Winland's attempt to exclude the proposal under Rule 14a-8(i)(4) is improper. Should Winland omit the Proposal from the Proxy Material, enforcement action should be taken.

Rule 14a-8(i)(4) Does Not Apply.

Winland seeks to omit the Proposal from its Proxy Material based upon Rule 14a-8(i)(4), pursuant to which a company may exclude a shareholder proposal from a company's proxy material "if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large". The Proposal, if adopted, would benefit all shareholders of Winland who are not in the majority. Dyna Technology submitted the Proposal as a legitimate business concern because Winland's stock has not performed well in the marketplace. Under the direction of the present Chief Executive Officer, Winland's stock has declined from $1.20 on August 20, 2001 to $.80 today. On November 3, 2001, the stock closed at $.53 per share.

Notwithstanding that Dyna Technology is Winland's largest shareholder, Winland would choose to ignore Dyna Technology. To permit exclusion of the properly submitted Proposal is to enable Winland to use the cited rule to remedy its own grievance against Dyna Technology. The effect of Winland's interpretation of Rule 14a-8(i)(4) would exclude this and any other shareholder proposal submitted or to be submitted by Dyna Technology, leaving Dyna Technology with no recourse but to remain silent or to submit the Proposal via the very expensive proxy system.

Winland reiterates the facts and events first recited in Winland's Definitive Proxy Statement filed June 29, 2001 for the August 21, 2001 special meeting. Dyna Technology's view of those same facts and events are included in its Definitive Proxy Statement for that same special meeting filed July 18, 2001. While Winland claims that the proposal made by Dyna Technology at the special meeting was defeated because "only 39% of Winland's outstanding stock was voted in favor of the proposal", Winland's viewpoint ignores the fact that other shareholders holding over 25% of Winland's outstanding stock concurred with the views of Dyna Technology.

Furthermore, Dyna Technology submitted the Proposal in the interest of all shareholders; Dyna Technology is simply attempting to increase the value of Winland's shares for the benefit of all shareholders, including the shares held by existing management.

Since Dyna Technology first began its discussions with Winland, Dyna Technology's views have largely been ignored by Winland. As an example, Dyna Technology attempted to utilize the procedure for nominating individuals to the Board of Directors of Winland and submitted its nominees on September 21, 2001. Although Winland is obligated to interview nominees properly submitted pursuant to its own rules for its nominating committee, Winland failed to invite Dyna Technology's nominees to any face-to-face interviews. Dyna Technology's nominee Gerald Brown's interview consisted of but one phone call from nominating committee member Lorin

Krueger and, despite Mr. Krueger's promise to "get back to him", Mr. Brown never again heard from Mr. Krueger.

In its letter to you dated April 4, 2002, Winland claims that if cumulative voting were in effect for the 2001 annual meeting, Dyna Technology would have been able to cast 2,024,000 votes for a single director and so would have been able to elect one director without the help of any other shareholder. What Winland fails to recognize, however, is that the reverse is also true: without cumulative voting, the shares held by W. Kirk Hankins and his spouse, together with the shares held by Lorin E. Krueger and his spouse, aggregating 511,191 shares, leave those shareholders in control of the entire Board under existing Bylaws. Furthermore, Dyna Technology believes that the changes Winland has made would not have been implemented had Dyna Technology not pressured existing management to implement change.

We respectfully submit that there exists no basis to exclude the Proposal under Rule 14a-8(i)(4).

Statements Made in Connection With the Proposal.

The statements made in connection with the Proposal are not new. Dyna Technology included similar statements in its July 18, 2001 and November 27, 2001 proxies. Because the Proposal is, under SEC rules, limited to 500 words or less, Dyna Technology cannot expand upon the statements presented in the Proposal.

Winland pays no dividend on its stock. As the chart shows, the decline in the per share price in Winland's shares began long before Winland's recent economic downturn, and long before Dyna Technology began investing in Winland stock. Furthermore, without objection, Winland published a similar chart comparing Winland's stock to the Dow Jones Industrial Average which Winland included with Dyna Technology's proposal submitted to the 2001 annual meeting. The chart, and the paragraphs immediately preceding and following it, are factual, and fairly depict Winland's stock performance in comparison with the stock market in general.

In our opinion, the omission of the Proposal, or any part of it from the Proxy Materials by Winland should result in enforcement action. In the event you do not agree, we ask that following delivery of the Staff's decision to Dyna Technology or the undersigned as counsel to Dyna Technology, Dyna Technology be given the opportunity to revise the Proposal or any part thereof that Staff determines to be misleading.

Should you have any questions regarding the content of this letter, please call me at 507-345-1166.

We will appreciate any opportunity the Staff may provide to discuss the subject matter of this letter prior to issuance of the Staff's response.

Sincerely,

BLETHEN, GAGE & KRAUSE, PLLP

Michael C. Karp
FOR THE FIRM
MCK/sjh

cc: Ralph I. Call (via fax)
Winland Electronics, Inc. (via hand delivery on or prior to April 9, 2002)
Robert K. Ranum, Esq. (via overnight courier)

COPY

DYNA TECHNOLOGY, INC.
225 South Cordova Avenue
LeCenter, MN 56057

March 24, 2002

Winland Electronics, Inc.
Attn. Secretary
1950 Excel Drive
Mankato, MN 56001

Re: Notice of Shareholder Proposal

Dear Mr. or Madam Secretary:

Dyna Technology, Inc. hereby submits the following Shareholder Proposal for action at the Annual Meeting of Winland Electronics, Inc. on May 14, 2002:

Shareholder Proposal:

Dyna Technology, Inc., the holder of 404,800 shares of Winland Electronics, Inc. and having an address of 225 South Cordova Avenue, LeCenter, Minnesota 56057, hereby submits the following resolution for adoption by the shareholders of Winland Electronics, Inc. ("the Company") at its Annual Meeting on May 14, 2002:

> **RESOLVED**: That the Board of Directors of Winland Electronics, Inc., take all necessary action, including all amendments necessary to the Bylaws of the Company, to implement cumulative voting in the election of directors. Cumulative voting entitles each shareholder to cast as many votes in the election of directors as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, with the result that each shareholder may cast all of such votes for a single candidate, or any two or more of them as such shareholder may see fit.

Supporting Statement

Shareholders who are not related to either Company management or the families of Lorin E. Krueger or W. Kirk Hankins are not fairly represented on the Board of Directors of the Company. The incumbent Board and past Boards of Directors have allowed shareholder value to deteriorate and have failed to hold Company management accountable for their lack of performance. Cumulative voting will enable outside shareholders to have a voice on the Board of Directors of the Company.

The chart below compares the Company's total return to shareholders ("TRS") to the Dow Jones Industrial Average (the "Broad Market"). The chart demonstrates the difficulty the Company has had in relating its performance for its shareholders to the Broad Market:


5
4
3
2
1
0
DJIA
WEX
Jan
Jan
Jan
Jan
Jan
300 K
Volume
1998
1999
2000
2001
2002

Period : Mar-24-1997 - Mar-24-2002

For the five year period ending on March 22, 2002, the Company's TRS fell 68 %, while the Broad Market increased by 51%. The Company's underperformance for its shareholders has been a long-term problem. In terms of TRS, a $100 investment in the Company on March 24, 1997 would have lost $68.73 by March 22, 2002. That same $100 investment over the same period would have made $51.01 in the Broad Market.

It is respectfully submitted that it is in the best interest of the Company and its shareholders that the Board of Directors adopt cumulative voting in the election of directors as part of its program of corporate governance.

Provision for cumulative voting brings to the corporate system a means by which a significant group of stockholders, though in the minority, can elect candidates of its choice, adding diversity to the Board of Directors.

Please acknowledge receipt of this notice by signing the enclosed copy hereof in the place indicated below.

Very Truly Yours,

Dyna Technology, Inc.

By:______________________________
Ralph I. Call, President

State of Utah

ss

County of Cache

Ralph I. Call, having been first duly sworn according to law, deposes and states that he is the President of Dyna Technology, Inc. ("Dyna Technology"), that he is duly authorized on behalf of Dyna Technology to make the foregoing demands, designations, authorizations and representations contained in the foregoing Notice of Shareholder Proposal; that Dyna Technology, Inc. has held at least $2000.00 in value of Winland Electronics, Inc. stock for at least one year; that Dyna Technology, Inc. intends to continue to hold all of its shares in Winland Electronics, Inc. stock through the date of the Annual Meeting; and that the facts and statements contained herein are true and correct.

Dated this 25 day of March, 2002.

Ralph I. Call

SUBSCRIBED AND SWORN TO BEFORE ME, this 25 day of March, 2002.

Brenda Nelson
Notary Public

NOTARY PUBLIC
BRENDA NELSON
15 SOUTH MAIN
PROVIDENCE, UT 84332
MY COMMISSION EXPIRES
AUGUST 25TH, 2004
STATE OF UTAH

RECEIPT ACKNOWLEDGED:

Receipt of a signed and notarized copy of this letter on the 26 day of March, 2002, is hereby acknowledged by:

Name:
Title: President & CEO
Winland Electronics, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

May 24, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Winland Electronics, Inc.
Incoming letter dated April 4, 2002

The proposal directs the board of directors to take the actions necessary to implement cumulative voting in the election of directors.

We are unable to concur in your view that Winland may exclude the proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- Recast each of the statements in the paragraph that begins "Shareholders who are not related . . ." and ends ". . . Directors of the Company" as the proponent's opinion;

- Delete the discussion that begins "The chart below . . ." and ends ". . . to the Broad Market";

- Delete the chart that follows ". . . to the Broad Market" and precedes "For the five year period . . ."; and

- Delete the discussion that begins "For the five year period . . ." and ends ". . . in the Broad Market"

Accordingly, unless the proponent provides Winland with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Winland omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Winland may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Winland may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We note that Winland did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it planned to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we hereby grant Winland's request that the 80-day requirement be waived.

Sincerely,

Keir Devon Gumbs
Special Counsel